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SEC FILE NUMBER
30108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/06 (MM/DD/YY) AND ENDING 12/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:
GPC Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Peachtree Street
(No. and Street)

Atlanta	**Georgia**	**30361**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Daulerio **609-274-6020**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/6/08

AFFIRMATION

We, Anthony Daulerio and Michelle Godfrey, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GPC Securities, Inc. (the "Company") for the year ended December 28, 2007, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/2008 Date

COO

Title

Signature 2/25/2008 Date

Treasurer of Princeton Retirement Group

Title

Subscribed and sworn to before me
on this 25th day of February, 2008

CARLOS FIGUEROA
Notary Public of New Jersey
My Commission Expires June 23, 2009

GPC SECURITIES, INC.
(S.E.C. I.D. 30108)

BALANCE SHEET
AS OF DECEMBER 28, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

**Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

GPC Securities, Inc.

We have audited the accompanying balance sheet of GPC Securities, Inc. (the "Company") as of December 28, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of GPC Securities, Inc. at December 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

GPC SECURITIES, INC.

BALANCE SHEET
AS OF DECEMBER 28, 2007

ASSETS

Cash and cash equivalents	$	967,677
Cash segregated for regulatory purposes or deposited with clearing organizations		150,173
Receivables from customers held at clearing broker		952,972
Receivables from affiliate		786,243
Receivables from clearing broker		24,374
Income tax receivable from affiliate		14,888
Total assets	$	2,896,327

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables to customers held at clearing broker	$	963,433
Accrued expenses		160,000
Payables to affiliate		308,748
Total liabilities		1,432,181
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value—authorized, 5,000,000 shares; issued and outstanding, 21,426 shares		21,426
Additional paid-in capital		1,285,930
Retained earnings		156,790
Total stockholder's equity		1,464,146
TOTAL	$	2,896,327

See notes to balance sheet.

GPC SECURITIES, INC.

NOTES TO BALANCE SHEET
AS DECEMBER 28, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Description of Business—GPC Securities, Inc. (the "Company") is a registered broker-dealer that distributes securities of investment companies as well as equity securities. The Company is a subsidiary of Princeton Retirement Group (the "Parent"), a wholly owned subsidiary of Merrill Lynch & Co., Inc ("ML&Co."). The Company maintains an agreement with ADP Clearing and Outsourcing, Inc. ("ADP"), formerly US Clearing ("USC"), for clearing services on a fully disclosed basis for accounts introduced by the Company. The Company has received approval from Financial Industry Regulatory Authority, Inc. to participate as member of the National Securities Clearing Corporation to clear transactions in securities of investment companies initiated by plan fiduciaries serviced by the Parent.

Basis of Presentation—The balance sheet is presented in accordance with U.S. Generally Accepted Accounting Principles, which include industry practices.

Use of Estimates—In presenting the balance sheet, management makes estimates that affect the reported amounts and disclosure of contingencies. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact to the balance sheet. It is possible such changes could occur in the near term.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and cash equivalents—The Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with maturities, when purchased, of three months or less to be cash equivalents. The Company owns shares of a money market mutual fund in the amount of $788,745 at December 28, 2007. Interest earned on these money market mutual fund shares totaled $39,467 for the year ended December 28, 2007.

Cash segregated for regulatory purposes or deposited with clearing organizations—At December 28, 2007, the Company had $150,173 cash subject to withdrawal restrictions.

Receivables from customers and payable to customers held at clearing broker—Customers securities and transactions are recorded on a settlement-date basis.

Receivables from clearing broker—Receivables from our clearing broker primarily include amounts receivable for clearing services on mutual fund and stock transactions.

Income taxes—The results of operations of the Company are included in the consolidated U.S. federal income tax return of ML&Co., and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense is based on a consolidated composite state tax rate with certain state tax adjustments. In addition, the Company files tax returns in certain states on a stand alone basis. At December 28, 2007, the Company had a current tax receivable from ML&Co. of $14,888.

The Company provides for income taxes on all transactions that have been recognized in the balance sheet in accordance with SFAS No. 109, *Accounting for Income Taxes*.

New Accounting Pronouncements— In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by EITF 02-3 that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to incorporate changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted provided that the entity has not yet issued financial statements for that fiscal year, including any interim periods. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of adoption. The Company adopted SFAS No. 157 in 2007. The adoption of SFAS No. 157 did not have an impact on the Company's financial condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 in 2007. The adoption of FIN 48 did not have an impact on the Company's financial condition.

2. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate with certain state tax adjustments. In addition, the Company files tax returns in certain states on a stand alone basis. At December 28, 2007, the Company had a current tax receivable from ML&Co. of $14,888.

ML&Co. is under examination by the Internal Revenue Service, and states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction, with the years 2004-2007 subject to examination in the U.S. federal jurisdiction and the years 2002-2007 subject to examination in New York State and City.

At December 28, 2007, the Company did not have any liabilities for unrecognized tax benefits or any deferred tax assets or liabilities.

3. RELATED-PARTY TRANSACTIONS

The Parent and the Company entered into a management agreement to compensate the Parent for management services and expenses paid on behalf of the Company. As compensation for services rendered by the Parent, the Parent is entitled to management fees equal to the amount by which revenues other than distribution fees generated by the Company exceed the Company's expenses other than income taxes. The Company's expenses include expense incurred by the Parent that are attributable to the Company's operations. In addition, the Company is allocated a portion of the staff, equipment, rent, and other costs incurred by the Parent, based upon a calculation of the number of full-time equivalent employees performing Company functions within each applicable department of the Parent, or other comparable method as necessary.

At December 28, 2007, the Company has payables to affiliates of $308,748. This amount is non-interest bearing and due upon demand. At December 28, 2007, the Company has receivables from affiliates of $786,243. This amount is non-interest bearing and due upon demand.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of SFAS No. 157 in 2007.

Fair Value Measurements — SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. At December 28, 2007, the Company held $788,745 of money market mutual funds measured at fair value. These financial instruments are classified as Level I under the fair value hierarchy.

5. CONTINGENCIES

Litigation—The Company has not been named as a defendant in any legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.

6. NET CAPITAL AND RESERVE REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 28, 2007, the Company had net capital, as defined, of $644,237, which was $394,237 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 222% at December 28, 2007.

For the year ended December 28, 2007, the Company was exempt from provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The (k)(2)(i) provision includes establishing a customer cash account for the exclusive benefit of the customer, which the Company utilizes for the transactions initiated by plans serviced by the Parent only.

For all remaining transactions, the Company did not hold customer cash or securities and cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer, and transmitted all customer funds and securities to the clearing broker which carries all of the accounts for such customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 28, 2007.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2008

GPC Securities, Inc.
1201 Peachtree Street, Suite 220
Atlanta, Georgia 30361

In planning and performing our audit of the financial statements of GPC Securities, Inc. (the "Company") as of and for the year ended December 28, 2007 (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 28, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END